As filed with the Securities and Exchange Commission on _________, 2018	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
Washington, D.C.  20549

Bioceres S.A.
(Exact name of issuer of deposited securities as specified in its charter)

_____________________

Not Applicable
(Translation of issuer’s name into English)

_____________________

Republic of Argentina
(Jurisdiction of incorporation or organization of issuer)

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Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

_____________________

Cogency Global Inc.
10 E. 40th Street, 10th Floor
New York, NY 10016
Tel.: +1 (212) 947-7200
(Address, including zip code, and telephone number, including area code, of agent for service)

_____________________

Copies to:
Conrado Tenaglia, Esq. Matthew S. Poulter, Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 Phone: +1 (212) 903-9000 Fax: +1 (212) 903-9100	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400 Fax: +(44) 20 7532-1001
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It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒
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CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one ordinary share of Bioceres S.A.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$622.50

1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus
11.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph
22.	Title of Receipts and identity of deposited securities		Face of Receipt – top center
Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner
	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 15 and 16
	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 14 and 15
	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 13; Reverse of Receipt – Articles 15 and 16
	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 14 and 15
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 7 and 10; Reverse of Receipt – Articles 14 and 17
	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 21 and 22 (no provision for extension)
	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 13
	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 7, 9, 10 and 11; Reverse of Receipt – Article 22
	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 7 and 11; Reverse of Receipt – Articles 16, 17, 18 and 19
33.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 10

Item 2. AVAILABLE INFORMATION

Bioceres S.A. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.
(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).
(e)	Certification under Rule 466. — Not applicable.
(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 23, 2018.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for ordinary shares, par value Ps. 1 per share of Bioceres S.A.
Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President
By:	/s/ Beverly George
Name: Beverly George
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Bioceres S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosario, Argentina, on January 23, 2018.

Bioceres S.A.
By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer and Attorney-in-Fact

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Federico Trucco and Gloria Montaron Estrada, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on January 23, 2018, in the capacities indicated.

Signature	Title
/s/ Federico Trucco	Chief Executive Officer (Principal Executive Officer) and Director
Name: Federico Trucco

/s/ Enrique López Lecube	Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)
Name: Enrique López Lecube

/s/ Marcelo Adolfo Carrique	Chairman of the Board
Name: Marcelo Adolfo Carrique

/s/ Cintia Guillermina Castagnino	Director
Name: Cintia Guillermina Castagnino

/s/ Matías Hugo Kugler	Director
Name: Matías Hugo Kugler

/s/ Santiago Sacerdote	Director
Name: Santiago Sacerdote

/s/ Manuel Alberto Sobrado	Director
Name: Manuel Alberto Sobrado

/s/ Ignacio Lartirigoyen	Director
Name: Ignacio Lartirigoyen

/s/ Aimar Dimo	Vice-Chairman
Name: Aimar Dimo

/s/ Carlos Popik	Director
Name: Carlos Popik

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Bioceres S.A., has signed this registration statement in New York, New York, United States of America on January 23, 2018.

Cogency Global Inc.
By:	/s/ Melissa Tomelden_______________________________________________
	Name:	Melissa Tomelden
	Title:	Assistant Secretary on behalf of Cogency Global Inc.

Index to Exhibits

Exhibit	Document
(a)	Form of Deposit Agreement
(d)	Opinion of White & Case LLP, counsel to the Depositary